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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 21 2009
Washington, DC
110

SEC FILE NUMBER
8- 48544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 ENDING June 30, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Winklevoss Insurance Agency, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Greenwich Office Park
(No. and Street)

Greenwich,	CT	06831
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Vasile — 203-861-5569
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 9/17

OATH OR AFFIRMATION

I, Mike Vasile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Winklevoss Insurance Agency, LLC, as of

June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP

Title

Notary Public

PAULA BAUDUCCO
NOTARY PUBLIC
STATE OF CONNECTICUT
My Commission Expires Aug. 31, 2012

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member-Owner
Winklevoss Insurance Agency, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Winklevoss Insurance Agency, LLC as of June 30, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winklevoss Insurance Agency, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

August 11, 2009

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS		
Cash	$	431,898
Prepaid expenses		3,011
	$	434,909
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	266
Management fees payable, related party		16,051
		16,317
Member's equity		418,592
	$	434,909

See notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2009

REVENUES

Commission income	$ 734,574

EXPENSES

Management fees	64,166
Professional fees	35,168
Other operating expenses	3,797
	103,131
NET INCOME	$ 631,443

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

Cash flows from operating activities	
Net income	$ 631,443
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Prepaid expenses	605
Increase (decrease) in liabilities:	
Management fees payable, related party	705
Accounts payable	133
Total adjustments	1,443
Net cash provided by operating activities	632,886
Cash flows from financing activities	
Distribution to parent	(680,000)
Net cash used in financing activities	(680,000)
NET CHANGE IN CASH	(47,114)
CASH - BEGINNING	479,012
CASH - END	$ 431,898

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -

See notes to financial statements

WINKLEVOSS INSURANCE AGENCY, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2009

Balance - beginning	$ 467,149
Net income	631,443
Distributions	(680,000)
Balance - end	$ 418,592

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a limited broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2009.

Virtually all of the Company's operating expenses, including labor, rent and overhead expenses are provided by its sole owner member, Winklevoss LLC. These expenses are billed by Winklevoss LLC to the Company and paid as a management fee pursuant to terms set forth in a agreement dated July 1, 2004.

Revenues

The Company's principal source of revenue is from insurance commissions earned from client variable life insurance contracts. Revenue is recognized monthly as earned. One client contract with four policyholders and five associated insurance policies constitute the entire revenue stream of the Company. The revenue from the variable life insurance contracts is being recognized in Winklevoss Insurance Agency, LLC due to regulatory requirements necessitating use of a registered limited broker-dealer.

Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Therefore, no provision for income taxes is required.

Concentration of Risk

For fiscal year end June 30, 2009, the Company's revenue consisted of one client contract with four policyholders and five associated insurance policies. The Company had acquired this client contract by means of a statutory merger with the former Winklevoss Insurance Corporation in 2004.

Cash balances represent funds on deposit with a national financial institution and at times balances may exceed federally insured amounts.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

2. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Winklevoss LLC, a limited liability company wholly owned by Winklevoss Consultants Inc. The Company is party to a 2004 management agreement with Winklevoss LLC. The agreement states that significant management infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee. Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2009, the Company had net capital of $415,581, which was $410,581 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 4% as of June 30, 2009.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of June 30, 2009

WINKLEVOSS INSURANCE AGENCY, LLC **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2009

NET CAPITAL		
Member's equity	$	418,592
Deductions and/or charges:		
Non-allowable assets		3,011
Net capital before haircuts on securities positions		415,581
Haircuts and undue concentration		-
NET CAPITAL	$	415,581
AGGREGATE INDEBTEDNESS	$	16,317
MINIMUM NET CAPTIAL REQUIREMENT	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	410,581
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4%

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of June 30, 2009

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member-Owner
Winklevoss Insurance Agency, LLC
Greenwich, CT

In planning and performing our audit of the financial statements of Winklevoss Insurance Agency, LLC (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

August 11, 2009

WINKLEVOSS INSURANCE AGENCY, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

JUNE 30, 2009